Exhibit 99.1
Abitibi-Consolidated Inc.
Management’s Discussion and Analysis (MD&A)
First Quarter Report to Shareholders
April 26, 2006
KEY PREVIOUS EVENTS
Sale of PanAsia
On November 17, 2005, Abitibi-Consolidated completed the sale of its 50% share ownership in Pan Asia Paper Company Pte Ltd (PanAsia). Effective with the third quarter of 2005 financial reporting, the information pertaining to PanAsia is no longer proportionally included in the Company’s consolidated financial statements, but presented as discontinued operations. The Company also has reclassified its historical information to exclude from continuing operations PanAsia’s results.
Mill closures
In December 2005, the Company permanently closed the Kenora, Ontario and Stephenville, Newfoundland paper mills. These closures resulted in the permanent removal of 434,000 tonnes of newsprint capacity which will reduce sales volume in 2006 when compared to the same period of 2005.
HIGHLIGHTS
$33 Million Loss in First Quarter of 2006
Abitibi-Consolidated reported a loss of $33 million, or 8 cents a share, in the first quarter ended March 31, 2006, compared to $51 million, or 12 cents a share, in the same quarter of 2005.
In millions of dollars (Lines = As per financial statements, Bars = Before specific items(1))

Note (1) Non-GAAP measures

Table 1: Summary of financial information (in millions of dollars, except per share amount)

	As per financial statements		Before specific items(1)
	First Quarter		First Quarter
	2006	2005	2006	2005
Sales	$1,237	$1,323	$1,237	$1,323
EBITDA	N/A	N/A	153	147
Operating profit (loss) from continuing operations	41	11	43	19
Net earnings (loss)	(33)	(51)	(42)	(59)
$ per share	(0.08)	(0.12)	(0.10)	(0.13)

Note (1) Non-GAAP measures
Sales were $1,237 million in the three-month period ending March 31, 2006, compared to $1,323 million in the same period last year. The Company recorded an operating profit from continuing operations of $41 million during the quarter, compared to $11 million for the first quarter of 2005.
SPECIFIC ITEMS IMPACTING RESULTS AND NON-GAAP MEASURES
The Company’s operating results include specific items that are not related to normal operating activities and make the comparison of results difficult from period to period. Abitibi-Consolidated compares its performance as well as those of its business segments before specific items based on EBITDA, operating profit (loss) from continuing operations, net earnings (loss), net earnings (loss) per share and other such measures. Specific items include gain or loss on translation of foreign currencies, mill closure and other elements, asset write offs or write downs, income tax adjustments related to the finalization of prior-year audits, impact of changes in income tax legislation, expenses related to early debt repayment and other items that do not relate to normal operating activities. Operating profit (loss) from continuing operations before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items and other such measures before specific items such as EBITDA are not measures prescribed by the Canadian Generally Accepted Accounting Principles (GAAP). The Company believes this is useful supplemental information as it provides an indication of performance and comparative trends excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative to measures prescribed by GAAP.
Specific items impacting operating profit (loss) from continuing operations
In the first quarter of 2006, Newsprint operating results were negatively impacted by $3 million, mainly due to the recognition of a liability related to an early retirement program and labour force reductions. Also in the first quarter of 2006, operating results in the Wood Products segment were positively impacted by $1 million, mainly due to compensation for reduction of cutting rights in British Columbia.

In the first quarter of 2005, Newsprint operating results were negatively impacted by $8 million due to the recognition of a liability related to an early retirement program and labour force reductions.
Table 2: Operating Profit (loss) from Continuing Operations (in millions of dollars)

	As per financial statements		Before specific items(1)
	First Quarter		First Quarter
	2006	2005	2006	2005
Newsprint	$42	$4	$45	$12
Commercial Printing Papers	(6)	(15)	(6)	(15)
Wood Products	5	22	4	22

	$41	$11	$43	$19

Note (1) Non-GAAP measures
Other specific items impacting net earnings (loss)
Other than specific items already covered in the previous section, Abitibi-Consolidated recorded in the first quarter of 2006 an after-tax loss on translation of foreign currencies of $12 million, mainly from the weaker Canadian currency at the end of the quarter compared to the U.S. dollar, in which most of the Company’s long-term debt is denominated. Also, the Company recorded a positive income tax adjustment of $22 million, mainly related to the favourable settlement of a prior year income tax issue.
In the first quarter of 2005, the Company recorded an after-tax loss on translation of foreign currencies of $22 million, mainly from the weaker Canadian currency at the end of the quarter compared to the U.S. dollar, in which most of Abitibi-Consolidated’s long-term debt is denominated. Also, the Company recorded a favourable after-tax amount of $2 million in its financial expenses, mainly due to interest income relating to tax refunds offset by the premium paid on early debt repayment as well as positive income tax adjustments of $33 million, mainly related to finalization of prior-year audits.

Table 3: Impact of Specific Items (in millions of dollars, except per share amount)

	First Quarter
	2006		2005
	Before Tax	After Tax	Before Tax	After Tax
Net earnings (loss) as reported in the financial statements		($33)		($51)
$ per share		(0.08)		(0.12)

Specific items:
Impacting operating profit (loss) from continuing operations (from Table 2)	2	1	8	5
Loss (gain) on translation of foreign currencies	15	12	28	22
Financial expenses	—	—	(3)	(2)
Income tax adjustments		(22)		(33)

Net earnings (loss) excluding specific items(1)		($42)		($59)
$ per share(1)		(0.10)		(0.13)

Note (1) Non-GAAP measures
RESULTS BEFORE SPECIFIC ITEMS
Specific items having already been covered in the previous section, the following comparison and analysis will focus on the Company’s performance only related to normal operating activities.
Consolidated results before specific items
Before specific items, improvement in operating profit from continuing operations in the first quarter of 2006, is mainly attributable to higher prices in the Company’s two paper business segments, lower amortization and lower countervailing duty (CVD) and anti-dumping duty (AD) due to the rate reductions. These were partially offset by the strength of the Canadian dollar and higher cost of products sold in the Newsprint segment.

Table 4: Consolidated results before specific items(1) (in millions of dollars, except per share amount)

	First	Fav/(unfav) variance due to				First
	Quarter		Foreign			Quarter
	2006	Volume	exchange	Prices	Costs	2005
Sales	$1,237	($107)	($65)	$86	$—	$1,323
Cost of products sold	906	78	15	—	(29)	970
Distribution costs	129	12	3	—	1	145
CVD/AD	9	1	1	—	8	19
SG&A	40	—	—	—	2	42

EBITDA(1)	$153	($16)	($46)	$86	($18)	$147
Amortization	110	—	1	—	17	128

Operating profit (loss) from continuing operations	$43	($16)	($45)	$86	($1)	$19

Net earnings (loss)	($42)					($59)
$ per share	(0.10)					(0.13)

Note (1) Non-GAAP measures
When comparing the average exchange rate of the first quarter of 2006 to the same period in 2005, the Canadian dollar was 6.3% stronger than the U.S. dollar. The Company estimates this had an unfavourable impact of approximately $44 million on its operating results compared to the same period last year. Other currency exchange rates had a negative impact of $1 million.
Amortization decreased to $110 million compared to $128 million in the first quarter of 2005. In December of 2005, the Company recorded asset write downs for an amount of $348 million, which largely contributed to this reduction in amortization.
Financial expenses totalled $83 million in the first quarter of 2006, compared to financial expenses before specific items of $96 million in 2005. The reduction is mainly due to the decrease in the Company’s long-term debt, largely attributable to debt repayment made with the proceeds from the sale of PanAsia and Ontario timberlands in 2005.
Segmented results before specific items
Newsprint
In the Newsprint segment, the $33 million improvement in operating profit from continuing operations before specific items is mainly due to higher U.S. dollar selling prices and lower amortization partly offset by higher manufacturing costs per tonne and a stronger Canadian dollar.

In millions of dollars, before specific items(1) (except for shipments)
Table 5: Newsprint operating results before specific items(1) (in millions of dollars)

	First	Fav/(unfav) variance due to				First
	Quarter		Foreign			Quarter
	2006	Volume	exchange	Prices	Costs	2005
Sales	$662	($70)	($42)	$83	$—	$691
EBITDA(1)	106	(11)	(25)	83	(23)	82
Amortization	61	—	1	—	8	70
Operating profit (loss) from continuing operations	45	(11)	(24)	83	(15)	12

Note (1) Non-GAAP measures
The Company’s newsprint shipments in the first quarter of 2006 were 880,000 tonnes, compared to 979,000 tonnes in the first quarter of 2005. The reduction in shipments was mainly due to the elimination of the least profitable destinations which resulted in the closure of the Kenora and Stephenville paper mills in December of 2005.
During the first quarter of 2006, the Company proceeded with the implementation of the February newsprint price increase in the United States and in Canada. Average price in U.S. increased 13.1% in the first quarter of 2006 compared to the same period last year. Newsprint prices have increased in most regions of the world and in Europe, contractual prices have generally been settled, with an increase of 8% compared to the previous year’s level.
On a per tonne basis, cost of products sold for newsprint in the first quarter of 2006 was $11 higher than in the same quarter of 2005. The increase in costs was mainly due to higher input prices for energy, virgin fibre as well as pension and other employee future benefits, combined with lower productivity, measured in tonnes per day, mainly attributable to lower basis weights. This was partly offset by the stronger Canadian dollar, reducing costs, in Canadian dollars, of the Company’s U.S. mills.
According to Pulp and Paper Products Council (PPPC), the North American supply/demand remain largely in balance. North American newsprint production declined 6.5% in the first quarter of 2006 compared to the same period in 2005. Total U.S. consumption was down by 3.7% in the first quarter of 2006, compared to the first quarter of 2005, as daily publishers’ advertising volume and circulation continued on a downward trend. The ongoing increase in usage of lighter basis weight paper was also a contributing factor. Average basis weight of tonnes shipped in the first quarter of 2006 fell to 47 grams per square meter, 1.6% less than the same period in 2005. Lighter basis weights also reduced industry production capacity by approximately the same proportion. In the first quarter of 2006, the operating rate of the North American industry was 95% compared to 96% for the same period last year.
According to the PPPC, North American exports declined 18.4% in the first quarter of 2006 compared to the same period in 2005. The decline in export shipments was primarily due to capacity reduction related from mill closures and idling as demand for newsprint in Europe, Asia and Latin America remained healthy.
According to the PPPC, at the end of March 2006, total producer and customer newsprint inventories were higher by 50,000 tonnes, or 4%, compared to the end of December 2005 and lower by 127,000 tonnes, or 9%, compared to the end of March 2005. At the end of the first quarter of 2006, the Company’s overall inventories remained low at approximately the same level as at the end of 2005 and 50% lower than as at the end of March 2005.
The Company expects 2006 newsprint consumption in the United States to decline by approximately 4% on a tonnage basis, resulting mainly from a continued increase in sales of lower basis weight paper, as well as reductions in circulation and continued conservation measures by daily newspaper publishers. However, the Company believes announced capacity reductions and the impact of lower basis weights should result in continued high industry operating rates in North America. This balance in supply/demand should result in continued low export volumes due to lack of supply from North America.
Global consumption growth is expected to be slightly positive in 2006. Management expects demand in Europe to grow by approximately 2% in 2006, mainly due to better economic conditions, improving consumer confidence, positive advertising spending and the growth of free dailies. Latin American and Asian demand should record slightly positive growth in 2006.
Commercial Printing Papers
In the Commercial Printing Papers segment, the $9 million improvement in operating results from continuing operations before specific items is mainly due to higher U.S. dollar selling prices and lower amortization, partly offset by a stronger Canadian dollar.

In millions of dollars, before specific items(1) (except for shipments)
Table 6: Commercial Printing Papers operating results before specific items(1) (in millions of dollars)

	First	Fav/(unfav) variance due to				First
	Quarter		Foreign			Quarter
	2006	Volume	exchange	Prices	Costs	2005
Sales	$360	($24)	($20)	$22	$—	$382
EBITDA(1)	32	(3)	(19)	22	2	30
Amortization	38	—	—	—	7	45
Operating profit (loss) from continuing operations	(6)	(3)	(19)	22	9	(15)

Note (1) Non-GAAP measures
The Company’s shipments of commercial printing papers totalled 419,000 tonnes in the first quarter of 2006, compared to 447,000 tonnes in the first quarter of 2005. The lower volume is primarily a result of discontinued Roto-news sales from the closed Kenora mill and a major machine breakdown, in January, at the Laurentide supercalendered paper mill. The Company’s uncoated freesheet substitute grades, the ABIOFFSETTM product line, continue to be successful with shipments increasing 6.9% in the first quarter of 2006 compared to the first quarter of 2005.
On January 6, 2006, Abitibi-Consolidated announced its newest paper product, INNOVATIVE OFFSETTM . Building on the success of ALTERNATIVE OFFSET® and EQUAL OFFSET®, INNOVATIVE OFFSETTM is also an environmentally-friendly and cost-effective paper, delivering up to 20% savings through a lighter basis weight that provides stiffness and print quality. Produced at the Beaupré and Alma paper mills in Québec, INNOVATIVE OFFSETTM delivers a brightness level of 81 and a whiteness of 90 and is surface-treated to assure better ink hold-out and on-press performance. Also in the first quarter of 2006, the Company began shifting production from newsprint to commercial printing paper grades on one machine at the Belgo mill. The annual production capacity of this machine is approximately 100,000 tonnes.
During the first quarter of 2006, the Company partly implemented the price increase announced in the fourth quarter of 2005 for its ABIOFFSETTM grades. Also, in the first quarter of 2006, Abitibi-Consolidated announced price increases of US$40 per short ton effective March 1, 2006 for its ABIBRITE® and ABIBOOK® grades, US$40 per short ton effective April 1, 2006 for its ABICAL® grades and US$60 per short ton effective May 1, 2006 for its ABIOFFSETTM grades.

On a per tonne basis, cost of products sold for commercial printing papers in the first quarter of 2006 was $3 higher than in the same quarter of 2005. The cost increase was mainly due to higher input prices in energy and virgin fibre, as well as pension and other employee future benefits. This was partly offset by better productivity, lower usage and cost reductions tied to the Company’s product development initiatives.
According to the PPPC, North American demand for uncoated groundwood papers decreased 4.6% in the first quarter of 2006 compared to the same period of 2005. The decrease, which represents the sum of domestic shipments and imports, is mainly due to a decline in shipments from the largest uncoated mechanical paper machine located in Eastern Canada. This machine has been idled since December of 2005 because of a labour disruption. This was partially offset by imports, and consequently SCA/A+ demand was down by 15.1% in the first quarter.
Despite forecasted growth in print advertising, Abitibi-Consolidated expects uncoated groundwood demand to continue to be affected by the aforementioned strike. However, the Company believes that imports will compensate to a great extent for the lack of North American supply.
Wood Products
In the Wood Products segment, the $18 million reduction in operating results from continuing operations, before specific items, is mainly due to lower selling prices, partly offset by a reduction in CVD and AD expenses.
In millions of dollars, before specific items(1) (except for shipments)
Table 7: Wood products operating results before specific items(1) (in millions of dollars)

	First	Fav/(unfav) variance due to				First
	Quarter		Foreign			Quarter
	2006	Volume	exchange	Prices	Costs	2005
Sales	$215	($13)	($3)	($19)	$—	$250
EBITDA(1)	15	(2)	(2)	(19)	3	35
Amortization	11	—	—	—	2	13
Operating profit (loss) from continuing operations	4	(2)	(2)	(19)	5	22

Note (1) Non-GAAP measures

Sales volume in the first quarter of 2006 totalled 499 million boardfeet (MBf) compared to 525 MBf for the same period in 2005. Average selling prices in Canadian dollars for the first quarter of 2006 were 9% lower than in the same quarter in 2005, as a result of lower U.S. dollar lumber prices and a stronger Canadian dollar.
On a per thousand boardfeet basis, cost of products sold for wood products in the first quarter of 2006 was $5 higher than in the first quarter of 2005. This was mainly due to higher wood prices and lower productivity.
In the United States, housing starts increased by 6.9% from an annual rate of 1.833 million units during March of 2005 to 1.96 million units in March of 2006. During the first quarter of 2006, average U.S. dollar lumber prices (f.o.b. Great Lakes) decreased by 15% for 2x4 Stud and by 12% for 2x4 Random Length, compared to the same period of 2005.
With respect to the softwood lumber dispute, as of December 12, 2005, the Company’s softwood lumber exports to the United States are subject to duties at a rate of 8.7% for CVD and an assessment rate of 3.2% for AD, compared to a CVD rate of 18.79% and an AD assessment rate of 12.44% initially imposed by the U.S. government in 2002.
The Company was not selected as a respondent for the third administrative AD review. The Company nonetheless sought its own rate by submitting its data to USDOC voluntarily. On January 6, 2006, USDOC indicated it would not consider such data. On February 17, 2006, the Company appealed these decisions. If the Company’s appeal is unsuccessful, the Company will likely be assigned the “all others” rate resulting from the averaging of the rates of the respondents selected by the USDOC for the third administrative review. It is not possible to estimate what this rate may be.
As a company with manufacturing operations in both Canada and the United States, Abitibi-Consolidated believes free and open trade is critical to maintain global competitiveness. The Company remains confident that lower rates, if any at all, will prevail in final determination. However, the Company believes that a negotiated settlement of the dispute would be in the interest of all parties involved.
BALANCE SHEET
Total long-term debt amounted to $3,872 million for a ratio of net debt to total capitalization of 0.613 as at March 31, 2006 compared to $3,762 million for a net debt to total capitalization ratio of 0.598 at December 31, 2005. The increase in the Company’s long-term debt is mainly attributable to the use of part of the Company’s revolving credit facility related to temporary working capital requirements. The current portion of the long-term debt remained stable at $18 million as at March 31, 2006. Also as at March 31, 2006, cash and cash equivalents stood at $4 million, a decrease of $63 million compared to December 31, 2005.
Net funded debt to capitalization ratio amounted to 60.4% at the end of March 2006 and the interest coverage ratio was 1.9x for the twelve-month period ended March 31, 2006, both ratios being compliant with the covenants of the Company’s revolving credit facilities. At the end of March 2006, the Company had drawn $165 million on its credit facility.
As at March 31, 2006, the outstanding balance of the Company’s securitization programs, in Canadian dollars, was $465 million compared to $459 million, as at December 31, 2005.
LIQUIDITY AND CAPITAL RESOURCES
Cash used for continuing operating activities totalled $101 million for the first quarter ended March 31, 2006, compared to $107 million in the corresponding period of 2005. The decrease is mainly due to a reduction in working capital requirements mainly attributable to lower accounts receivable, partly offset by lower accounts payable and higher inventories.
Capital expenditures were $37 million for the three-month period ended March 31, 2006, compared to $36 million in the corresponding period last year.
DIVIDENDS AND SHARES OUTSTANDING
On January 31, 2006, the Company’s Board of Directors declared a dividend of 2.5 cents per share, paid on March 1, 2006 to shareholders of record as at February 13, 2006.
On April 25, 2006, the Company’s Board of Directors declared a dividend of 2.5 cents per share, payable on June 1, 2006 to shareholders of record as at May 8, 2006.
As at March 31, 2006, the number of shares outstanding has remained constant at 440 million, compared to the end of the same period in 2005, while there were 14.6 million options outstanding at the end of March 2006, compared to 13.6 million at the end of December 2005.
OTHER NOTEWORTHY EVENTS
As announced in the fourth quarter of 2005, Abitibi-Consolidated permanently closed one paper machine at the Bridgewater mill, located in Ellesmere Port, UK on February 28, 2006. The closure of the machine removed 60,000 tonnes of annual newsprint capacity.
In April of 2006, as a result of a review of its Selling, General and Administrative costs, the Company began to implement its plan to reduce these expenses at Head Office as well as the general and administrative costs incurred at the mills where these expenses are included in costs of products sold. The objective is to remove $35 million of cost through process improvements, regionalization or centralization of certain functions as well as reviewing the necessity of some expenses. The plan is expected to eliminate more than 200 positions.

SELECTED QUARTERLY INFORMATION
Table 8: Summary of Quarterly results (in millions of dollars, except otherwise noted)

	2006	2005				2004
	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Sales	$1,237	$1,310	$1,355	$1,354	$1,323	$1,347	$1,405	$1,308	$1,239
Operating profit (loss) from continuing operations	41	(352)	8	57	11	(346)	75	41	(26)
Operating profit (loss) from continuing operations before specific items(1)	43	15	49	58	19	(6)	80	53	(12)
Earnings (loss) from continuing operations	(33)	(345)	95	(49)	(54)	(115)	179	(84)	(106)
Earnings (loss) from continuing operations per share	(0.08)	(0.79)	0.22	(0.11)	(0.13)	(0.26)	0.40	(0.19)	(0.24)
Net earnings (loss)	(33)	(355)	99	(43)	(51)	(108)	182	(79)	(31)
Net earnings (loss) per share	(0.08)	(0.81)	0.23	(0.10)	(0.12)	(0.24)	0.41	(0.18)	(0.07)
Exchange rates (CDN$1= US$):
Average noon rate	0.866	0.852	0.832	0.804	0.815	0.819	0.765	0.736	0.759

Note (1) Non-GAAP measures
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS
In the quarter ended March 31, 2006, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.
OVERSIGHT ROLE OF AUDIT COMMITTEE
The Audit Committee reviews, with Management and the external auditor, the Company’s quarterly MD&A and related consolidated financial statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company’s internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on internal control weaknesses noted, if any, identified during the course of the auditor’s annual audit, which is reviewed by the Audit Committee.
FORWARD-LOOKING STATEMENTS
Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-

Consolidated operates and management’s beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.